Exhibit 99.6

HIMANSHU RAJA

CONFIDENTIAL

DEED OF IRREVOCABLE UNDERTAKING

HIMANSHU RAJA

To:	CGI Group Holdings Europe Limited (“CGI”)

Broadlands House

Primett Road

Stevenage

Hertfordshire

SG1 3EE

May 31, 2012

Acquisition of Logica plc (“Logica”)

1.	Introduction

I understand that:

1.1	CGI intends to acquire all of the issued and to be issued share capital of Logica (the “Acquisition”) by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (including any new, increased, renewed or revised scheme of arrangement, the “Scheme”);

1.2	the Acquisition will be on the terms and conditions to be set out in an announcement to be made on or about May 31, 2012 substantially on the terms of the attached draft announcement (the “Rule 2.7 Announcement”), together with such additional terms and conditions as may be required to comply with applicable law, the rules of the London Stock Exchange plc and the City Code on Takeovers and Mergers (the “Code”) or as may be agreed in writing between CGI and Logica; and

1.3	CGI may at any time elect to implement the Acquisition by means of a takeover offer (as such term is defined in Section 974 of the Companies Act 2006) (including any new, renewed or revised offer, the “Offer”).

2.	Interests in Logica Shares

I represent and warrant to CGI as follows:

2.1	I am the beneficial owner (and, unless otherwise specified in the Schedule to this undertaking, I am also the registered holder) of the number of ordinary shares in the capital of Logica specified in Part A of the Schedule to this undertaking (the “Logica Shares”) free from all liens, charges, options, equities, third party rights and encumbrances of any nature whatsoever and I am able to control the exercise of all rights, including voting rights, attaching to each of the Logica Shares.

2.2	Part B of the Schedule to this undertaking contains complete and accurate details of all options and other rights I have to subscribe for, purchase or otherwise acquire any shares or securities of Logica (the “Options”).

2.3	I have full power and authority (free from any legal or other restrictions), and will at all times continue to have all relevant authority, to enter into this deed and to perform the obligations under it.

2.4	Other than as set out in the Schedule to this deed, I do not have, and none of my related persons has, any interest (as defined in the Code) in, or any rights to subscribe for, purchase or otherwise acquire, any shares or securities of Logica.

2.5	For the purpose of this undertaking, any shares in Logica issued to me after the date hereof are referred to as the “Further Logica Shares”.

3.	Irrevocable Undertakings

In consideration of CGI releasing the Rule 2.7 Announcement, I undertake to CGI as follows.

3.1	I shall cast (or, where applicable, procure the casting of) all voting rights (whether on a show of hands or a poll and whether in person or by proxy) attaching to the Logica Shares and, if applicable, any Further Logica Shares:

3.1.1	at any meeting of the holders of Logica shares to be convened by order of the High Court of Justice in England and Wales (including any adjournments or postponements thereof, the “Court Meeting”), in favour of the resolutions at the Court Meeting to approve the Scheme; and

3.1.2	at any general meeting (including any adjournments or postponements thereof, the “General Meeting”) of the holders of Logica shares which is convened by Logica in connection with the Scheme, in favour of the resolutions at the General Meeting to approve the Scheme and all related matters, including the proposed amendments to the articles of association of Logica.

3.2

As soon as possible and in any event not later than 1:00 p.m. on the date falling five business days after the deemed date of receipt of (i) the formal document containing the notice of the Court Meeting and the General Meeting (the “Scheme Document”) and (ii) the accompanying forms of proxy (the “Forms of Proxy”), I shall execute and deliver to Logica’s registrars or procure the execution and delivery to Logica’s registrars of such Forms of Proxy in favour of each of the resolutions to be proposed at the Court Meeting and the General Meeting in accordance with the instructions printed on such Forms of Proxy

(and, unless instructed to do so by CGI, shall not thereafter revoke such Forms of Proxy, either in writing or by attendance at any meeting or otherwise).

3.3	I shall accept the proposal set out in the Rule 2.7 Announcement made by CGI to holders of options or awards over Logica shares in compliance with Rule 15 of the Code, in respect of (a) all options or awards over Logica shares held by me and (b) any shares or other securities of Logica which I acquire as a result of the vesting or exercise of such options or awards or otherwise after the Scheme has become effective or the Offer has become wholly unconditional, in each case not later than 1:00 p.m. on the date falling five business days after the date on which CGI publishes such proposals.

3.4	If at any time CGI elects to implement the Acquisition by means of an Offer, I undertake to CGI as follows.

3.4.1	I shall, no later than 1:00 p.m. on the date falling five business days after the deemed date of receipt of the formal document containing the Offer, duly accept (or procure the acceptance of) the Offer in respect of the Logica Shares and, if applicable, any Further Logica Shares in accordance with its terms and shall forward the relevant share certificate(s) to CGI or its nominated representative and/or a form of indemnity acceptable to CGI in respect of any lost share certificate(s) at the time of acceptance.

3.4.2	I shall not withdraw or procure the withdrawal of any acceptance of the Offer in respect of any of the Logica Shares and, if applicable, any Further Logica Shares.

3.4.3	The Logica Shares and, if applicable, any Further Logica Shares shall be acquired by CGI pursuant to the Offer fully paid and free from all liens, charges, options, equities, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends of any nature and other distributions (if any) declared, made or paid after May 16, 2012.

3.4.4	If so required by CGI, I shall execute (or procure the execution of) all such other documents as may be reasonably necessary for the purpose of giving CGI the full benefit of my obligations set out in this deed so applying with respect to the Offer.

4.	Dealings

I undertake to CGI as follows:

4.1

I shall not (and shall procure that Mrs Raja Brown shall not) sell, transfer, charge, encumber, grant any option or other right over or otherwise dispose of, or permit the sale, transfer, charging, encumbering, granting of any option or other right over or other disposal of any of the Logica Shares, any Further Logica Shares (if applicable), the Options or any other interest (as defined in the Code) in any of the Logica Shares or any of the Further Logica Shares (if applicable) or otherwise incur or acquire any short derivative position referenced to shares or securities in Logica.

4.2	I shall not (and shall procure that Mrs Raja Brown shall not) accept or give any undertaking (whether conditional or unconditional) or letter of intent to accept any other offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of any shares of Logica by any person other than CGI.

4.3	I shall not (and shall procure that Mrs Raja Brown shall not) acquire any interest (as defined in the Code) in shares or securities of Logica unless The Panel on Takeovers and Mergers (the “Panel”) has first determined, and confirmed to CGI, that I am not acting in concert with CGI for the purposes of Note 9 to the definition of “acting in concert” as set out in the Code; provided that, if any shares or securities of Logica or any interest in shares or securities of Logica are acquired by me (including for these purposes shares arising on the exercise of Options), such shares, securities or interest shall be deemed to be included in the expression “Further Logica Shares” for the purposes of the undertakings in paragraphs 3, 4 and 5.

4.4	I shall not (and shall procure that Mrs Raja Brown shall not) enter into any agreement or arrangement or incur any obligation (or permit such circumstances to occur):

4.4.1	in relation to, or operating by reference to, Logica Shares or Further Logica Shares; or

4.4.2	to do all or any of the acts referred to in sub-paragraphs 4.1, 4.2 or 4.3 above,

which would or would reasonably be expected to impede my voting in favour of the Scheme or accepting the Offer or my ability to comply with this undertaking and, for the avoidance of doubt, references in this sub-paragraph 4.4 to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not legally binding or subject to any condition, or which is to take effect upon or following closing or lapsing of the Offer, or upon or following this undertaking ceasing to be binding, or upon or following any other event.

This paragraph 4 (if and to the extent applicable) shall not restrict me from exercising any Options conditional on the Scheme being sanctioned by the High Court of Justice in England and Wales and/or the Offer becoming unconditional to acceptances.

5.	Voting

I undertake to CGI as follows, in each case save as set out in paragraph 3:

5.1	I shall exercise (or procure the exercise of) the voting rights attached to the Logica Shares and, if applicable, any Further Logica Shares on any resolution which would assist the implementation of the Acquisition if it were passed or rejected at a general, class, or other meeting of Logica shareholders only in accordance with CGI’s instructions.

5.2	I shall join (and shall procure that Mrs Raja Brown shall join) in the requisition of any general, class or other meeting of Logica shareholders for the purpose of considering any such resolution only in accordance with CGI’s instructions.

5.3	I shall exercise (or procure the exercise of) the voting rights attached to the Logica Shares and, if applicable, any Further Logica Shares, against any resolution which purports to approve or give effect to (and I will not be bound or agree to be bound by) a proposal by a person other than CGI to acquire (or have issued to it) any Logica shares or securities or any assets of Logica.

6.	Documentation

6.1	I shall (and shall procure that Mrs Raja Brown shall) promptly provide such information relating to myself and my related persons as may be reasonably requested in order to comply with the requirements of the Code and do such acts as may be reasonably necessary to prepare the despatch by Logica of the Scheme Document or in connection with the preparation and despatch by CGI of any other document required to be published by CGI in connection with the Acquisition.

6.2	I shall (and shall procure that Mrs Raja Brown shall) promptly after becoming aware of the same notify CGI in writing of any material change in the accuracy or import of any information previously supplied to CGI by me.

6.3	I shall join with the other directors of Logica in making in the Scheme Document a statement of responsibility to the extent required by the Code.

6.4	I irrevocably consent to the inclusion of references to me and the provisions of this undertaking in the Rule 2.7 Announcement (substantially in the form attached at Schedule 2), the Scheme Document and any document in connection with the Acquisition that is required by the Code to include such information.

6.5	I understand and agree that in accordance with the Code:

6.5.1	this undertaking may be disclosed to the Panel;

6.5.2	particulars of this undertaking and my interests and dealings in Logica’s securities in the period beginning on with the commencement of an offer period within the meaning of the Code and ending on the latest practicable date prior to the posting of the Scheme Document will be contained in the Scheme Document; and

6.5.3	this undertaking will be made available as required by Rule 26 and Note 4 on Rule 21.2 of the Code.

7.	Termination

This undertaking shall, without prejudice to any prior breaches, lapse if:

7.1	the Rule 2.7 Announcement is not released by the time and date set out in the cooperation agreement agreed between CGI and Logica and dated on or about the date of the undertaking, or such later date as CGI and Logica may agree;

7.2	CGI announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Offer is announced by CGI in accordance with Rule 2.7 of the Code at the same time; or

7.3	the Scheme does not become effective or, as applicable, the Offer lapses or is withdrawn and no new, revised or replacement Scheme or Offer is or has been announced in accordance with Rule 2.7 of the Code.

8.	Power of Attorney

In order to secure the performance of my obligations under this undertaking, I appoint any member of the board of CGI as my attorney if I fail to comply with any of the undertakings in paragraphs 3, 4, 5 or 6 of this undertaking, in my name and on my behalf to do all things and to execute all deeds and other documents as may be necessary or desirable to ensure compliance with such undertakings. I agree that this power of attorney is given by way of security and is irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 until this undertaking lapses in accordance with paragraph 7.

9.	The Acquisition

I acknowledge that the release of the Rule 2.7 Announcement is at CGI’s absolute discretion and, in particular, CGI reserves the right not to release the Rule 2.7 Announcement unless the board of directors of Logica agrees to recommend the Acquisition. For the avoidance of doubt, nothing in this undertaking shall oblige CGI to announce or effect the Acquisition.

10.	Other

10.1	Nothing in this undertaking restricts or otherwise affects in any way my ability as a director to make decisions regarding the Acquisition, to recommend a competing offer or other transaction and generally to carry out my duties as a director of Logica in accordance with the Companies Act 2006 and/or fiduciary principles.

10.2	Any date, time or period referred to in this undertaking shall be of the essence except to the extent to which CGI and I agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

10.3	I agree that damages would not be an adequate remedy for breach of this undertaking and accordingly that CGI shall be entitled to the remedies of specific performance, injunction or other equitable relief and no proof of special damages shall be necessary for the enforcement by CGI of its rights.

10.4	This undertaking shall be binding upon my estate and personal representatives.

10.5	Except to the extent otherwise specified, my obligations set out in this undertaking are unconditional and irrevocable.

10.6	In this undertaking:

(a)	references to times of day are to London time; and

(b)	reference to my “related persons” shall include (a) my spouse, (b) my infant children, (c) any trusts of which I, or my spouse is, or any of my infant children are, an actual or potential beneficiary or a trustee and (d) companies or entities over which I and/or my spouse and/or my infant children control or have the right to direct the exercise of 20 per cent, or more of the voting rights.

10.7	A person who is not party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this deed but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

10.8	This undertaking and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. I submit to the exclusive jurisdiction of the English courts for all purposes in relation to this undertaking.

EXECUTED and DELIVERED as a DEED on the date first written above by HIMANSHU RAJA in the presence of:	) ) ) )

Signature of witness:

Name of witness:	DAVID JOHN HUMPHRIES

Address of witness:	9 KNOLE WAY SEVENOAKS KENT TN13 3RS

SCHEDULE

Part A

Details of Logica Shares

Name of beneficial owner	Name of registered holder, if different	Number of shares

Himanshu Raja	Appleby Trust (Jersey) Limited (trustee of the EBT)	25,169

Himanshu Raja	Mrs Raja Brown	100,000

Total		125,169

Part B

Details of Options

Number of Logica Shares under option[1]	Name of registered holder

1,153,932	Himanshu Raja

[1]	These are conditional awards of shares and are unvested.

ANNEX

Rule 2.7 Announcement